SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Far East Energy Corporation

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

307325100

(CUSIP Number)

Christopher Wise

RIT Capital Partners plc

27 St. James Place

London SW1A 1NR

England

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1 (g), check the following box.  ☐

(Continued on following pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307325100	13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RIT Capital Partners plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 1,189,700
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 1,189,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,189,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D/A

This Amendment (“Amendment”) amends and supplements the original Statement on Schedule 13D filed on November 2, 2006 (the “Original Schedule 13D”) by RIT Capital Partners plc, a public limited company organized under the laws of England and Wales (“RIT”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Far East Energy Corporation, a Nevada corporation (the “Company”). RIT is filing this Amendment to update certain information with respect to the “group” status, voting power and any deemed beneficial ownership reported in the Original Schedule 13D. Unless otherwise stated, the information set forth in the Original Schedule 13D remains accurate in all respects.

RIT filed the Original Schedule 13D in association with events undertaken by Sofaer Capital, Inc., a British Virgin Islands company (“Sofaer”). Sofaer is investment advisor to RIT and, pursuant to that relationship and RIT’s intention to vote the shares of Common Stock held by it as directed by Sofaer, RIT reported a proxy solicitation undertaken by Sofaer and an Investor Agreement entered into by Sofaer through which Sofaer, and RIT, could be deemed to have increased beneficial ownership and shared voting power.

Sofaer is no longer a participant in a solicitation of proxies, and as reported by Sofaer on a Schedule 13D/A filed on January 11, 2007, Sofaer is no longer party to an Investor Group Agreement. Any “group” status, as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, that may have been deemed pursuant to the Investor Group Agreement and/or the proxy solicitation has dissolved. RIT is filing this Amendment to reflect such changes.

1.	SECURITY AND ISSUER.

No material change.

2.	IDENTITY AND BACKGROUND.

No material change.

3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No material change.

4.	PURPOSES OF TRANSACTION.

No material change.

5.	INTEREST IN SECURITIES OF THE ISSUER.

Section 5(a) is hereby amended and restated in its entirety and replaced by the following:

A.

RIT owns 1,189,700 shares of Common Stock of the Company. Due to the ending of the proxy solicitation and termination of the Investor Group Agreement to which Sofaer was a party, RIT no longer is deemed to be a member of a group with any of the former participants in the proxy solicitation or the former parties to the Investor Group Agreement. Because RIT therefore no longer beneficially owns more than five percent of the Common Stock, RIT will make no further reports or amendments to this Statement.

Page 3 of 5 Pages

Section 5(b) is hereby amended and restated in its entirety and replaced by the following:

B.	RIT has shared dispositive power with Sofaer over 1,189,700 shares of Common Stock.

C.	No material change.

D.	Not applicable.

E.	RIT ceased to be a beneficial owner of more than five percent of the Company’s Common Stock upon the ending of the proxy solicitation in which Sofaer was a participant and the termination of the Investor Group Agreement on January 10, 2007. Therefore, this constitutes an exit filing for RIT and RIT will no longer file any amendments to this Statement.

6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No material change.

7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1: Power of Attorney, dated January 10, 2007, by RIT.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 11, 2007

RIT CAPITAL PARTNERS PLC

By:	/s/ Tim Whyte
Name:	Tim Whyte
Title:	Attorney-in-Fact

Page 5 of 5 Pages